May 15, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (Registration Statement No. 333-223832)

Ladies and Gentlemen:

Dr Pepper Snapple Group, Inc. (the “Registrant”) hereby requests that pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-223832) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on May 16, 2018, at 4:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours,

DR PEPPER SNAPPLE GROUP, INC.

		By:	/s/ JAMES L. BALDWIN
James L. Baldwin Executive Vice President and General Counsel
cc:	John Reynolds Michael Killoy Brigitte Lippmann Securities and Exchange Commission

Mr. Larry D. Young Dr Pepper Snapple Group, Inc.

Mr. Neel C. Lemon Mr. Jonathan B. Platt Baker Botts L.L.P.